Exhibit 99.1

Obsidian Energy Announces 2024 Guidance With 12 Percent Growth in Average Annual Production to 36,000 boe/d

•	Capital program with 78 operated wells expected to generate 12 percent annual production growth over 2023

•	~$350 million capital program is ~$30 million lower from previous forecast at midpoint

•	Development plan weighted towards Peace River, expanding on our Bluesky and Clearwater success from 2023

•	2024 plan is expected to generate funds flow from of operations of ~ $400 million and positive free cash flow of ~$27 million at US$75/bbl WTI

CALGARY, January 25, 2024—OBSIDIAN ENERGY LTD. (TSX / NYSE American – OBE) (“Obsidian Energy”, the “Company”, “we”, “us” or “our”) is pleased to announce our 2024 capital and operating program and financial guidance which outlines our activity for the first year of our three-year corporate growth plan, building on our success in 2023.

“In September 2023, we unveiled our three-year growth plan (the “Growth Plan”) with a stated production goal of over 50,000 boe/d in 2026. Today, we are pleased to provide our formal 2024 capital and operating program that matches our Growth Plan forecast of 36,000 boe/d, with approximately $30 million less capital spending,” commented Stephen Loukas, Obsidian Energy’s President and CEO. “The momentum of our second half 2023 drilling program has allowed us to optimize our capital program and reduce capital spending from our previous forecast. Consistent with our Growth Plan, our 2024 capital program is focused on maintaining production in our light oil business to generate free cash flow to support growth within our heavy oil business at Peace River, as well as to continue to fund our normal course issuer bid (“NCIB”) activity.”

Mr. Loukas continued, “Our 2024 capital program is flexible and affords us optionality to accelerate our growth and/or NCIB activity in a strengthening commodity price scenario or reduce our capital expenditures if commodity prices materially weaken.”

2024 GUIDANCE

Obsidian Energy’s 2024 capital program is designed to grow production through the development of new and existing fields while further delineating our Peace River asset. The Company is planning between $345 and $355 million in capital expenditures (including $25 million for exploration/appraisal activities) plus an additional $23 to $24 million in decommissioning expenditures in 2024. Capital expenditures are weighted towards our Peace River asset and the continued development of our de-risked Walrus Bluesky and Dawson Clearwater plays to build on the momentum from our 2023 program’s success. Our plan calls for continued investment in our light oil business to maintain production while generating significant free cash flow to be utilized in our heavy oil business. Results from our first half development and exploration/appraisal activities are expected to provide us the opportunity to further optimize our second half program.

In 2024, production is expected to average approximately 36,000 boe/d (midpoint of guidance) – a 12 percent increase from 32,275 boe/d1 in 2023. Production is expected to grow consistently in the first half of 2024 and exit the second quarter over 36,000 boe/d as new wells come on stream. In the beginning of the second half of the year, production is expected to decline as development activity slows during spring break up, then increase to over 37,000 boe/d by year-end. Production growth is expected to continue over the year and into 2025 with forecasted first quarter 2025 production of approximately 40,000 boe/d.

[1]	2023 average production updated from our prior preliminary disclosure by less than one percent to reflect prior period adjustments.

In 2024, net operating costs per boe are expected to be slightly lower than 2023 levels, driven by higher production. Our 2024 guidance is based on US$75/bbl WTI, US$3.00/bbl MSW differential, US$15/bbl WCS differentials and $2.25/GJ AECO natural gas (down from $3.00/GJ as previously forecast). Our plan anticipates funds flow from operations (“FFO”) of approximately $400 million, resulting in a 2024 net debt to FFO of approximately 0.8 times, and free cash flow (“FCF”) of approximately $27 million. Our full year 2024 guidance is presented below.

		2024E Guidance
Production[1]	boe/d	35,250 – 36,750
% Oil and NGLs	%	67%
Capital expenditures[2]	$ millions	345 – 355
Decommissioning expenditures	$ millions	23 – 24
Net operating costs	$/boe	13.75 – 14.25
General & administrative	$/boe	1.60 – 1.70
Based on midpoint of above guidance
WTI (Feb – Dec)	US$/bbl	75.00
MSW Differential (Feb – Dec)	US$/bbl	3.00
WCS Differential (Feb – Dec) AECO (Feb – Dec)	US$/bbl CAD$/GJ	15.00 2.25
FFO[3,4]	$ millions	~400
FFO/share[5]	$/share	~5.16
FCF	$ millions	~27
FCF/share[5]	$/share	~0.34
Net debt (prior to NCIB)[6]	$ millions	315
Net debt (prior to NCIB) to FFO[6]	times	0.8

(1)

Mid-point of guidance range: 13,500 bbl/d light oil, 7,800 bbl/d heavy oil, 2,900 bbl/d NGLs and 70.8 mmcf/d natural gas. Average production volumes include a minimal amount of forecasted production associated with exploratory capital expenditures.

(2)	Capital expenditures include approximately $25 million for exploration/appraisal activity with minimal impact on forecasted production volumes.

(3)

Pricing assumptions outlined are forecasted for the full year of 2024 and include risk management (hedging) adjustments as of January 16, 2024. Guidance FFO and FCF includes approximately $3 million of estimated charges for full year 2024 related to the deferred share units, performance share units and non-treasury incentive plan cash compensation amounts which are based on a share price of $9.19 per share.

(4)

2024E Guidance FFO of approximately $400 million is $40 million lower than the amount presented in our September 2023 forecast primarily due to lower natural gas and NGL prices for the year and wider WCS differentials in January 2024.

(5)	Per share calculations are based on an estimated 77.6 million shares outstanding at December 31, 2023.

(6)	Net debt figures estimated as at December 31, 2024.

Guidance Sensitivity Table
Variable	Range	Change in 2024E FFO ($ millions)
WTI (US$/bbl)	+/- $1.00/bbl	9.8
MSW light oil differential (US$/bbl)	+/- $1.00/bbl	6.7
WCS heavy oil differential (US$/bbl)	+/- $1.00/bbl	3.0
Change in AECO ($/GJ)	+/- $0.25/GJ	2.1

2024 CAPITAL AND OPERATING PROGRAM

Our 2024 plan is focused on the continued development and exploration/appraisal of our heavy oil assets in Peace River and our light oil assets in Willesden Green/Pembina (Cardium/Mannville) in central Alberta. In our heavy oil business, we intend to build momentum on our 2023 success in our Bluesky and Clearwater plays as well as executing our exploration/appraisal program to further delineate our extensive Peace River land position. In our light oil business, we will be predominantly active in our Willesden Green/Pembina (Cardium) assets, where we will continue to exploit our Cardium position with a focus on strong returns and FCF generation.

Our first half 2024 program is underway with five rigs in the process of drilling 30 wells (29.4 net) of our 78 well (77.3 net) full year operated program. We anticipate further optimizing our second half 2024 program as new results from offset wells come online and first half exploration/appraisal drilling provide additional information. The breakdown of operated wells expected to be rig released during 2024 is as follows:

	H1 Gross (Net) Wells	H2 Gross (Net) Wells	Total Gross (Net) Wells
DEVELOPMENT WELLS
Heavy Oil Assets
Peace River (Bluesky)	9 (9.0)	24 (24.0)	33 (33.0)
Peace River (Clearwater)	2 (2.0)	11 (11.0)	13 (13.0)
Light Oil Assets
Willesden Green (Cardium/Mannville)	8 (7.7)	5 (5.0)	13 (12.7)
Pembina (Cardium)	4 (3.7)	5 (4.9)	9 (8.6)
	23 (22.4)	45 (44.9)	68 (67.3)[1]
EXPLORATION/APPRAISAL WELLS
Peace River (Bluesky)	—	1 (1.0)	1 (1.0)
Peace River (Clearwater)	2 (2.0)	2 (2.0)	4 (4.0)
Peace River (OSE)	5 (5.0)	—	5 (5.0)
	7 (7.0)	3 (3.0)	10 (10.0)

TOTAL OPERATED WELLS[2]	30 (29.4)	48 (47.9)	78 (77.3)[1]

(1)	Seven (7.0 net) wells rig released in 2023 are expected to be on production in the first quarter of 2024; they are excluded from the total.
(2)	Excluding injection or disposal wells.
(3)	In addition, Obsidian Energy expects to participate in a total of 18 non-operated (6.4 net) wells in 2024, four (1.4 net) of which are planned water injection wells.

HEDGING UPDATE

The following contracts are currently in place on a weighted average basis:

Oil Contracts

Type	Term	Volume (bbl/d)	Swap Price ($/bbl)
WCS Differential	April – June 2024	750	($18.80)

AECO Natural Gas Contracts

Type	Term	Volume (mcf/d)	Percentage Hedged[1]	Swap Price ($/mcf)
AECO Swap	January – March 2024	32,749	46%	$3.35
AECO Swap	April – October 2024	43,365	61%	$2.52
AECO Swap	November 2024 – March 2025	14,929	21%	$3.74
AECO Collars	November 2024 – March 2025	4,976	7%	$3.43 - $4.11

(1)	Based on 2024E natural gas production of 70.8 mmcf/d.

Electricity Contracts

Type	Term	Volume (MWh/d)	Swap Price ($/MWh)
Power Swaps	January - December 2024	144 MWh/d	$92.83

2024 GUIDANCE RELEASE WEBCAST & UPDATED PRESENTATION

In conjunction with this release, our President and CEO, Mr. Stephen Loukas and other members of management will host a webcast presentation online today, Thursday, January 25, 2024, at 9:00 a.m. Mountain Standard Time (11:00 a.m. Eastern Standard Time) (the “Presentation”).

The Presentation will be broadcast live on the Internet and may be accessed either through our website or directly at the webcast portal. Those who wish to listen to the Presentation via phone should connect five to 10 minutes prior to the scheduled start time through the following numbers:

Canada / USA:	1-800-319-4610 (toll-free)

Toronto:	1-416-915-3239

Calgary:	1-403-351-0324

A question-and-answer session will be held following the Presentation. If you wish to submit a question to the Company, participants can do so ahead of time after registering on the webcast portal on the Intranet or by emailing questions to investor.relations@obsidianenergy.com. The updated Presentation will be available for replay following the webcast on our website.

FOURTH QUARTER AND FULL YEAR 2023 RESULTS RELEASE

We intend to release our fourth quarter and full year 2023 financial and operational results before North American markets open on February 22, 2024. In addition, the 2023 management’s discussion and analysis and the audited 2023 consolidated financial statements will be available on our website at www.obsidianenergy.com, the SEDAR+ website (www.sedarplus.ca), and the EDGAR website (www.sec.gov) on or about the same date.

ADDITIONAL READER ADVISORIES

OIL AND GAS INFORMATION ADVISORY

Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is misleading as an indication of value.

ABBREVIATIONS

Oil		Natural Gas

bbl	barrel or barrels	AECO	Alberta benchmark price for natural gas

bbl/d	barrels per day	GJ	gigajoule

boe	barrel of oil equivalent	mcf	thousand cubic feet

boe/d	barrels of oil equivalent per day	mcf/d	thousand cubic feet per day

MSW	Mixed Sweet Blend	mmcf/d	million cubic feet per day

WTI	West Texas Intermediate

WCS	Western Canadian Select	Electricity

		MWh	Megawatt hour

		MWh/d	Megawatt hour per day

NON-GAAP AND OTHER FINANCIAL MEASURES

Throughout this news release and in other materials disclosed by the Company, we employ certain measures to analyze financial performance, financial position, and cash flow. These non-GAAP and other financial measures do not have any standardized meaning prescribed by International Financial Reporting Standards (“IFRS”) and therefore may not be comparable to similar measures provided by other issuers. The non-GAAP and other financial measures should not be considered to be more meaningful than GAAP measures which are determined in accordance with IFRS, such as net income (loss) and cash flow from operating activities as indicators of our performance. The Company’s unaudited consolidated financial statements and MD&A as at and for the three and nine months ended September 30, 2023 are available on the Company’s website at www.obsidianenergy.com and under our SEDAR+ profile at www.sedarplus.ca and EDGAR profile at www.sec.gov. The disclosure under the section “Non-GAAP and Other Financial Measures” in the MD&A is incorporated by reference into this news release.

Non-GAAP Financial Measures

The following measures are non-GAAP financial measures: FFO; net debt; net operating costs; and FCF. These non-GAAP financial measures are not standardized financial measures under IFRS and might not be comparable to similar financial measures disclosed by other issuers. See the disclosure under the section “Non-GAAP and Other Financial Measures” in our MD&A for the three and nine months ended September 30, 2023, for an explanation of the composition of these measures, how these measures provide useful information to an investor, and the additional purposes, if any, for which management uses these measures.

Non-GAAP Ratios

The following measures are non-GAAP ratios: FFO (basic per share ($/share)), which use FFO as a component; FCF (basic per share ($/share)), which use FCF as a component; net operating costs ($/boe), which uses net operating costs as a component; and net debt to funds flow from operations, which uses net debt and funds flow from operations as a component. These non-GAAP ratios are not standardized financial measures under IFRS and might not be comparable to similar financial measures disclosed by other issuers. See the disclosure under the section “Non-GAAP and Other Financial Measures” in our MD&A for the three and nine months ended September 30, 2023, for an explanation of the composition of these non-GAAP ratios, how these non-GAAP ratios provide useful information to an investor, and the additional purposes, if any, for which management uses these non-GAAP ratios.

Supplementary Financial Measures

The following measure is a supplementary financial measure: general and administrative costs ($/boe). See the disclosure under the section “Non-GAAP and Other Financial Measures” in our MD&A for the three and nine months ended September 30, 2023, for an explanation of the composition of this measure.

FUTURE-ORIENTED FINANCIAL INFORMATION

This release contains future-oriented financial information (“FOFI”) and financial outlook information relating to the Company’s prospective results of operations, operating costs, expenditures, production, FFO, FCF, net operating costs, and net debt, which are subject to the same assumptions, risk factors, limitations, and qualifications as set forth below under “Forward-Looking Statements”. The Company’s actual results, performance or achievement could differ materially from those expressed in, or implied by, such FOFI, or if any of them do so, what benefits the Company will derive therefrom. The Company has included this FOFI to provide readers with a more complete perspective on the Company’s business as of the date hereof and such information may not be appropriate for other purposes.

Without limitation of the foregoing, this news release contains information regarding our growth plans through 2026, including estimates of our 2024 capital expenditures; 2024, first quarter 2025 and 2026 production levels, FFO, FFO per share, FCF, FCF per share, net operating costs, net debt (prior to NCIB) and net debt to FFO ratio, which are based on various factors and assumptions that are subject to change including regarding production levels, commodity prices, operating and other costs and capital expenditure levels, and in the case of the years other than 2024, such estimates are provided for illustration purposes only and are based on budgets and plans that have not been finalized and are subject to a variety of contingencies including prior years’ results. To the extent that such estimates constitute FOFI or a financial outlook, they were approved by management of the Company on January 24, 2024, and are included to provide readers with an understanding of the Company’s anticipated plans and financial results based on the capital expenditures and other assumptions described and readers are cautioned that the information may not be appropriate for other purposes.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”) within the meaning of the “safe harbour” provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as “anticipate”, “continue”, “estimate”, “expect”, “forecast”, “budget”, “may”, “will”, “project”, “could”, “plan”, “intend”, “should”, “believe”, “outlook”, “objective”, “aim”, “potential”, “target” and similar words suggesting future events or future performance. In addition, statements relating to “reserves” or “resources” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: projected average annual growth rate and associated expectations for the 2024 full year average production; our production expectations for 2024, first quarter 2025 and 2026; our development plan for both our light and heavy assets in 2024 and exploration/appraisal wells; our 2024 capital and operating plan; our expectations for the Growth Plan; our expectations for our NCIB; our flexibility to our program as commodity prices change; how we plan to fund our 2024 programs; our 2024 guidance for production, production mix, capital and decommissioning expenditures, net operating costs, G&A costs, FFO, FFO/share, FCF, FCF/share, net debt (prior to NCIB), and net debt to FFO; our guidance sensitivities; our optimization plans; our non-operated well expectations; expected timing for drilling, rig releases, and on-production and onstream dates; our expectations in connection with our Bluesky and Clearwater acreage; our hedges; our expected release timing for 2023 annual results and the Presentation.

With respect to forward-looking statements contained in this document, the Company has made assumptions regarding, among other things: that the Company does not dispose of or acquire material producing properties or royalties or other interests therein other than stated herein (provided that, except where otherwise stated, the forward-looking statements contained herein do not assume the completion of any transaction); that regional and/or global health related events will not have any adverse impact on energy demand and commodity prices in the future; that the Company’s operations and production will not be disrupted by circumstances attributable to the COVID-19 pandemic and the responses of governments and the public to any resurgence of the pandemic; global energy policies going forward, including the continued ability of members of OPEC, Russia and other nations to agree on and adhere to production quotas from time to time; our ability to qualify for (or continue to qualify for) new or existing government programs created as a result of the COVID-19 pandemic or otherwise, and obtain financial assistance therefrom, and the impact of those programs on our financial condition; Obsidian Energy’s views with respect to its financial condition and prospects, the stability of general economic and market conditions, currency exchange rates and interest rates, and our ability to comply with applicable terms and conditions under the Company’s debt agreements, the availability of cash or other financing sources to fund for repurchases of common shares under the NCIB and our ability to comply with applicable terms and conditions under the Company’s debt agreements; the existence of alternative uses for Obsidian Energy’s cash resources and compliance with applicable laws and regulations (including Canadian and U.S. securities laws and Canadian corporate law) pertaining to the NCIB; the existence of alternative uses for Obsidian Energy’s cash resources and compliance with applicable laws; our ability to execute our plans as described herein and in our other disclosure documents, including our Growth Plan, and the impact that the successful execution of such plans will have on our Company and our stakeholders; future capital expenditure and decommissioning expenditure levels; future net operating costs and G&A costs; future crude oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices and Canadian, WTI and world oil and natural gas prices; future hedging activities; future crude oil, natural gas liquids and natural gas production levels, including that we will not be required to shut-in production due to low commodity prices or the further deterioration of commodity prices; future exchange rates and interest rates; future debt levels; our ability to execute our capital programs as planned without significant adverse impacts from various factors beyond our control, including extreme weather events, wild fires, infrastructure access and delays in obtaining regulatory approvals and third party consents; our ability to obtain equipment in a timely manner to carry out development activities and the costs thereof; our ability to market our oil and natural gas successfully to current and new customers; our ability to obtain financing on acceptable terms, including our ability (if necessary) to continue to extend the revolving period and term out period of our credit facility, our ability to maintain the existing borrowing base under our credit facility, our ability (if necessary) to replace our syndicated bank facility and our ability (if necessary) to finance the repayment of our senior unsecured notes on maturity or pursuant to the terms of the underlying agreement; and our ability to add production and reserves through our development and exploitation activities.

Although the Company believes that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the forward-looking statements contained herein will not be correct, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: Obsidian Energy’s future capital requirements; general economic and market conditions; demand for Obsidian Energy’s products; and unforeseen legal or regulatory developments and other risk factors detailed from time to time in Obsidian Energy reports filed with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission; the possibility that we change our budget in response to internal and external factors, including those described herein; the possibility that the Company will not be able to continue to successfully execute our business plans and strategies in part or in full (including our Growth Plan), and the possibility that some or all of the benefits that the Company anticipates will accrue to our Company and our stakeholders as a result of the successful execution of such plans and strategies do not materialize; the possibility that the Company is unable to complete one or more of the potential transactions being pursued, on favorable terms or at all; the possibility that the Company ceases to qualify for, or does not qualify for, one or more existing or new government assistance programs implemented in connection regional and/or global health related events or otherwise, that the impact of such programs falls below our expectations, that the benefits under one or more of such programs is decreased, or that one or more of such programs is discontinued; the impact on energy demand and commodity prices of regional and/or global health related events, and the responses of governments and the public to any pandemic, including the risk that the amount of energy demand destruction and/or the length of the decreased demand exceeds our expectations; the risk that there is another significant decrease in the valuation of oil and natural gas companies and their securities and the decrease in confidence in the oil and natural gas industry generally whether caused by a resurgence of the COVID-19 pandemic, the worldwide transition towards less reliance on fossil fuels and/or other factors; the risk that the financial capacity of the Company’s contractual counterparties is adversely affected and potentially their ability to perform their contractual obligations; the possibility that the revolving period and/or term out period of our credit facility and the maturity date of our senior unsecured notes is not further extended (if necessary), that the borrowing base under our credit facility is reduced, that the Company is unable to renew or refinance our credit facilities on acceptable terms or at all and/or finance the repayment of our senior unsecured notes when they mature on acceptable terms or at all and/or obtain new debt and/or equity financing to replace one or all of our credit facilities and senior unsecured notes; the possibility that we breach one or more of the financial covenants pursuant to our agreements with our lenders and the holders of our senior unsecured notes; the possibility that we are unable to complete the Offer with our noteholders; the possibility that we are forced to shut-in production, whether due to commodity prices failing to rise or other factors; the risk that OPEC and other nations fail to agree on and/or adhere to production quotas from time to time that are sufficient to balance supply and demand fundamentals for crude oil; general economic and political conditions in Canada, the U.S. and globally, and in particular, the effect that those conditions have on commodity prices and our access to capital; the risk that wars and other armed conflicts adversely affect world economies and the demand for oil and natural gas, including the ongoing war between Russian and Ukraine and/or hostilities in the Middle East; industry conditions, including fluctuations in the price of crude oil, natural gas liquids and natural gas, price differentials for crude oil and natural gas produced in Canada as compared to other markets, and transportation restrictions, including pipeline and railway capacity constraints; fluctuations in foreign exchange or interest rates; unanticipated operating events or environmental events that can reduce production or cause production to be shut-in or delayed (including extreme cold during winter months, wild fires and flooding); the possibility that fuel conservation measures, alternative fuel requirements, increasing consumer demand for alternatives to hydrocarbons and technological advances in fuel economy and renewable energy generation systems could permanently reduce the demand for oil and natural gas and/or permanently impair the Company’s ability to obtain financing on acceptable terms or at all, and the possibility that some or all of these risks are heightened as a result of the response of governments and consumers to public opinion and/or special interest groups. Additional information on these and other factors that could affect Obsidian Energy, or its operations or financial results, are included in the Company’s Annual Information Form (See “Risk Factors” and “Forward-Looking Statements” therein) which may be accessed through the SEDAR+ website (www.sedarplus.ca), EDGAR website (www.sec.gov) or Obsidian Energy’s website. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

Unless otherwise specified, the forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update or revise any forward-looking statements. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Obsidian Energy shares are listed on both the Toronto Stock Exchange in Canada and the NYSE American in the United States under the symbol “OBE”.

All figures are in Canadian dollars unless otherwise stated.

CONTACT

OBSIDIAN ENERGY

Suite 200, 207 - 9th Avenue SW, Calgary, Alberta T2P 1K3

Phone: 403-777-2500

Toll Free: 1-866-693-2707

Website: www.obsidianenergy.com;

Investor Relations:

Toll Free: 1-888-770-2633

E-mail: investor.relations@obsidianenergy.com